# SEC Schedule 13D (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty TripAdvisor Holdings, Inc., CIK 0001606745
CUSIP: 531465102
Title of class of securities: Liberty TripAdvisor Holdings Inc. Class A
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 11/27/2024
Filed by CIK 0001966480
Persons authorized to receive notices and communications: Maria Carelli, 621 Brookridge Crescent, Orleans, Ontario Canada (A6), K4A 1Z7, 4168619070

## Reporting persons
- Crimson Asset Management Ltd. (CIK 0001966480): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 15,771,077; shared voting power 0; sole dispositive power 15,771,077; shared dispositive power 0; aggregate amount beneficially owned 15,771,077 (21.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Liberty TripAdvisor Holdings Inc. Class A
Name of issuer: Liberty TripAdvisor Holdings, Inc.
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, ENGLEWOOD, Colorado (CO), 80112

## Item 2. Identity and Background
Name of person filing:
(a) This Schedule 13D is being filed by CRIMSON Asset Management Ltd., (CRIMSON). CRIMSON is a Canadian corporation that provides investment management directly to CRIMSON Capital Growth Fund LP (the Fund). CRIMSON, in its capacity as the investment manager of the Fund, has the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Fund.
CRIMSON did not acquire beneficial ownership of any securities of the Issuer with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer.
CRIMSON, as the investment manager to the Fund, continues to hold Common Stock in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. CRIMSON is filing this Schedule 13D because the beneficial ownership has exceeded 20%.
Residence or business address: The address of the principle office of CRIMSON is 2700-161 Bay Street, Toronto, Ontario, M5J 2S1, Canada.
Present principal occupation or employment: The principle business of CRIMSON is investment fund manager.
Criminal convictions in the last five years: During the last five years, none of CRIMSON, the General Partner CRIMSON Growth Fund GP Inc., Mr. Anthony Ferrari or Mr. Kenneth Jesudian has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of CRIMSON, the General Partner CRIMSON Growth Fund GP Inc., Mr. Anthony Ferrari or Mr. Kenneth Jesudian has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (f) CRIMSON is incorporated under the laws of Canada. The General Partner of the Funds is CRIMSON Growth Fund GP Inc. and is incorporated under the laws of Canada. The managing members of CRIMSON and the General Partner are Anthony Ferrari and Kenneth Jesudian. Anthony Ferrari and Kenneth Jesudian are Canadian Citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of November 27, 2024, CRIMSON, in its the capacity as investment manager to the Fund, held beneficial ownership of 15,771,077 shares of Common Stock, acquired for an aggregate purchase price of approximately $14.2 million. Such acquisitions were made for investment purposes with available funds of the applicable client account in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business for investment purposes by funds for which CRIMSON acts as investment adviser.

The activities described herein will not restrict CRIMSON's exercise of investment or voting power with respect to the Common Stock to which this Schedule 13D relates. CRIMSON has no present plans or proposals that relate to, or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

CRIMSON may evaluate on a continuing basis its client investment in the Issuer and may, from time to time acquire or dispose of Common Stock of the Issuer on behalf of the client. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) CRIMSON's general investment policies with respect to the applicable account managed by CRIMSON; (iv) other investment and business opportunities available to CRIMSON's on behalf of their client; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as CRIMSON may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date hereof, CRIMSON may be deemed to beneficially own 15,771,077 shares of Common Stock which represents approximately 21.6% of the Issuer's Quarterly Report on Form 10-Q for the period ended October 31, 2024, filed with the Securities and Exchange Commission on November 6, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which CRIMSON has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Transactions in Common Stock by CRIMSON
(60-day period ended November 27, 2024)

Trade Date Type of Transaction Number of shares Buy / Sell Price per Share
11-21-2024 Open market purchase 1,000.00 Buy $0.35
11-21-2024 Open market purchase 1,000.00 Buy $0.34
11-21-2024 Open market purchase 50,000.00 Buy $0.34
11-21-2024 Open market purchase 50,000.00 Buy $0.38
11-21-2024 Open market purchase 50,000.00 Buy $0.39
11-21-2024 Open market purchase 100,000.00 Buy $0.42
11-21-2024 Open market purchase 100,000.00 Buy $0.45
11-22-2024 Open market purchase 50,000.00 Buy $0.42
11-22-2024 Open market purchase 25,000.00 Buy $0.45
11-22-2024 Open market purchase 69,000.00 Buy $0.44
11-22-2024 Open market purchase 50,000.00 Buy $0.47
11-22-2024 Open market purchase 50,000.00 Buy $0.49
11-22-2024 Open market purchase 50,000.00 Buy $0.48
11-25-2024 Open market purchase 25,000.00 Buy $0.50
11-25-2024 Open market purchase 25,000.00 Buy $0.50
11-25-2024 Open market purchase 40,000.00 Buy $0.50
11-27-2024 Open market purchase 100,000.00 Buy $0.50
11-27-2024 Open market purchase 100,000.00 Buy $0.50
11-27-2024 Open market purchase 50,000.00 Buy $0.49
11-27-2024 Open market purchase 100,000.00 Buy $0.50
11-27-2024 Open market purchase 50,000.00 Buy $0.50
11-27-2024 Open market purchase 25,000.00 Buy $0.50
Other persons with the right to receive dividends or sale proceeds: No person other than CRIMSON has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Crimson Asset Management Ltd.: Maria Carelli, CFO, CCO, VP (11/29/2024)